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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of [February], 2004


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]                No     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________.




     The registrant files with the Korea Securities Exchange the notice dated February 23, 2004. Attached is English language version of the notice.

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    The following table sets forth the Company's announcement of inclusion of an affiliate, GLD Co., Ltd.

-------------------------------------------------------------------------------------------------------------------
1. Subject Affiliate     Company Name                    GLD Co., Ltd.
   Company
                         ------------------------------------------------------------------------------------------
                         CEO                             Sung Kue Lim

                         ------------------------------------------------------------------------------------------
                         Capital                                                                  1,500,000,000 won

                         ------------------------------------------------------------------------------------------
                         Total Assets                                                             1,165,968,790 won

                         ------------------------------------------------------------------------------------------
                         Core Business                   Display related business:
                                                         Flat Fluorescent Lamp (FFL) and
                                                         Inverter for TFT-LCD

-------------------------------------------------------------------------------------------------------------------
2. Summary of            Invested Amount                                                          1,200,000,000 won
Investment
                         ------------------------------------------------------------------------------------------
                         Attained Shares                                                    1,200,000 common shares

                         ------------------------------------------------------------------------------------------
                         Share Holding Ratio After the                                                        80.0%
                         Investment
-------------------------------------------------------------------------------------------------------------------
3. Name of the Group     Mirae Corporation
-------------------------------------------------------------------------------------------------------------------
4. Summary of            Before                                                                                  10
Affiliates
                         ------------------------------------------------------------------------------------------
                         After                                                                                   11

-------------------------------------------------------------------------------------------------------------------
5. Total Assets of       Before                                                                 267,753,898,506 won
Affiliates
                         ------------------------------------------------------------------------------------------
                         After                                                                  268,919,867,296 won

-------------------------------------------------------------------------------------------------------------------
6. Reason of Inclusion                                   Investment

-------------------------------------------------------------------------------------------------------------------
7. Date of Inclusion                                     February 23, 2004

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8. Other                                                 1. Invested amount per share is at face value, 1,000 won
                                                         2. Total assets of GLD & Total assets of affiliates are
                                                            calculated as of December 31, 2002; because, the year
                                                            end of FY2003 is not completed.
-------------------------------------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2004


                                               By /s/ MiRi Chung
                                                  ----------------------
                                               Mi-Ri Chung
                                               Mirae Corporation
                                               Public Disclosure Representative
                                               Of Investor Relations Team

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